Mail Stop 4561

      January 4, 2006

Nicholas D. Gerber
United States Natural Gas Fund, L.P.
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502

	Re:	United States Natural Gas Fund, L.P.
		Amendment No. 1 to Registration Statement on Form S-1
      Filed December 22, 2006
		Registration No. 333-137871

Dear Mr. Gerber:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note your response to comment 2. Based on your disclosure that the initial purchaser intends to publicly distribute the units, it is not clear why you believe that the initial purchaser may not be an underwriter. Please provide an analysis, or revise the disclosure to clarify that the initial purchaser will be acting as an underwriter.
2. We note your response to comment 3. Please confirm that any future sales material will be provided to us prior to use, and that you will check with us before using any sales literature that you have submitted. Refer to Item 19.D of Industry Guide 5.

3. We note your response to comment 13 and your additional disclosure on page 23. Please revise the disclosure on page 7 and page 62 to include your estimated quantification of license fees.
4. Please revise your summary to delete definitions that are clear from their context. In this connection we note your multiple definitions in the forepart of the summary.
5. We note that you have provided a short form tax opinion. In light of this, please revise the disclosure on page 68 to clarify that the
"certain representations made by USNG and the General Partner" upon which you relied in rendering your opinion were "factual" representations.
6. We note your statement in all capitals on page 68 that "Each prospective investor is advised to consult its own tax advisor as to the U.S. Federal Income Tax consequences of an investment in USNG..."
It is inappropriate to ask stockholders to consult with tax advisors with respect to the tax risks of the investment as opposed to with respect to the personal tax consequences to stockholders which may vary for stockholders in different tax situations. Please revise.

United States Natural Gas Fund, LP

Financial Statements

Note 1 - Organization and Business, page F-4
7. We have read your response to prior comment 16 and note that the
General Partner has, to date, funded USNG`s organization and offering expenses with no reimbursement obligation. As previously requested, please revise your disclosure to clarify whether organization and offering expenses will continue to be funded by your General Partner and quantify all organization and offering expenses incurred to date.
In addition, considering that the substance of such transaction appears to be the payment of an expense of the Registrant through contributions by the principal shareholder, it is unclear how you considered SAB Topic 5T in determining that such costs should not be recorded in USNG`s financial statements. Please advise us in sufficient detail.

Victoria Bay Asset Management, LLC

Financial Statements
8. Please revise the statements of operations and cash flows to present financial information for the most recent fiscal quarter and for the corresponding period of the preceding fiscal year.

Note 3 - Capitalization, page F-16
9. We have read your response to prior comment 18 and note that there is no commitment on the part of Wainwright, Ameristock Corporation or any other affiliate to continue to pay the expenses of USNG and the
General Partner. However, you have not explained what is meant by "understanding to provide funding" as requested in the prior comment.
If true, please confirm to us that there is no intent or reasonable possibility that Wainwright, Ameristock Corporation or any other affiliate will fund cash flow deficits or furnish other direct or indirect financial assistance to USNG or the General Partner. Alternatively, revise to provide financial statements of the affiliate.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rachel Zablow, Staff Accountant at 202-551-
3428
or Steve Jacobs, Accounting Branch Chief, at 202-551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Michael McTiernan at 202-551-3852 or me at
202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	W. Thomas Conner, Esq. (via facsimile)
	James M. Cain, Esq.
	Sutherland, Asbill & Brennan LLP




Nicholas D. Gerber
United States Natural Gas Fund, L.P.
January 4, 2007
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